Digifox

Infrastructure Software Technology Payments Cryptocurrency

All-in-one finance app — better interest rates and lower fees

DIGIFOX.FINANCE


ce for everyone
inance platform. Earn 50-100x more on
o, and send money globally.
Download



Our vision for Digifox comes from years of frustration with managing personal finances. The industry is riddled with middlemen, outdated payment networks, and hasn't kept up with the rest of the world. We're here to bring finance into the 21st century, with better yields, more opportunities, and friction-less payments.

Nicholas Merten Founder & CEO @ Digifox

Why you may want to support us...

1. Founded by Nicholas Merten, the creator of the largest YouTube channel for cryptocurrencies
2. Fully-built app, available on iOS and Android
3. Multiple revenue streams from lending, borrowing, trading, and transactions

WE'VE RAISED $59,500 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Nicholas Merten
Founder & CEO
Previously the Founder of DataDash, the largest YouTube channel for cryptocurrencies



Chase Poirier
Lead Architect



Madison Yocum
Lead Designer



Jonathan Gaucher
Head of Branding



Micah Brookshear
Head of Community Operations



Danilo Salvatore Carlucci
Head of Digital Marketing



John DeVadoss
Operations Advisor



Zeb Evans
Technical Advisor

Downloads

Digifox App Pitchdeck.pdf

Finally...an all-in-one finance app. With better interest rates & lower fees.

Finance is severely outdated. Users earn nearly zero interest on their savings, it's expensive to move money, and most people end up needing a dozen different applications in order to manage their finances. Digifox has created an all-in-one, intuitive app that allows you to earn interest rates as high as 7% on your savings and sent payments across the globe for pennies.



Digifox
Finance for everyone
Digifox is an all-in-one finance platform. Earn 50-100x more on your interest, buy crypto, and send money globally.
Download
Download
$5,802.24
ETH
$4,433.34

The problem



Finance is severely outdated
1. Managing finances is too complex
Users are overwhelmed by multiple apps, complex onboarding, and outdated banking apps as they aim to plan out their finances.
2. Users earn nearly zero interest on their savings
The average savings account rate in the US is 0.07% APY
3. Money is expensive to move
Credit cards charge 2-3% and international transfers cost $25-65, all of which costs over a trillion dollars annually.

When your managing your finances, you'll likely have to download a dozen different apps, deal with countless fees, and settle for poor returns on your hard-earned savings. It's become the norm to expect less. But that's all about to change.

What we're doing



Compound
$12.33
Register a card
ETH
USDC

Digifox is an app that can aggregate the vast majority of your financial needs. Whether it's managing your savings, making payments, managing your taxes, or buying cryptocurrencies, we've got you covered. No need to manage countless apps or input your personal information a dozen times on different applications.

Earn more with 50-100x better interest rates



Raising the standards on savings
Annual Interest Rate (%)
8.00%
6.00%
4.00%
2.00%
0.00%
(%)
Average
Digifox
Digifox offers interest earning opportunities that pay 50-100x the national average.

In the United States alone, there are $9.2 trillion dollars in deposits, earning a measly 0.07% APY on average. This is unacceptable in our view. That's why we've built a competitive marketplace for you to choose where you put your money to work. We offer opportunities that pay as high as 7% annually, and aim to add even more options as time progresses.

Save more with up to 900x lower transaction costs


Revolutionizing payments
Transaction Cost ($100 Payment)
$0.05
Wire Cost ($)
$0.05
If a user was to spend $100, it would be 50x cheaper for a merchant to use Digifox
If a user wired money from the US to Tokyo with Digifox, it would be 900x cheaper
No memberships, hidden fees, or initial costs to get started.

Payments are simply outdated. With Digifox, we're bringing payments into the 21st century. No more having to wait for three business days or dealing with ridiculous transaction fees. We're helping everyday people, businesses, and merchants bring down the cost of payments.

Traction


We already have a working product
Launch set for May/June 2020
In about nine months, we've built an app that delivers on all the features presented in our deck. From day one, you can deposit funds, earn interest, send payments, and much more!
Digifox V1.2
Version 1.2 will be our first live version of the app. This will help bring higher interest rate opportunities, onboard over 40+ countries, and offer referral income opportunities.
Self-funded
The Founder and CEO, Nicholas Merten, has covered all pre-seed costs, proving we truly believe in the product we're building.

Digifox has made a lot of progress over the course of a year. We've grown from a concept to a fully-built product, available to users in over 40+ countries on both iOS and Android. And all early stage efforts have been funded by the founder, Nicholas Merten.

Use of Funds


Target Raise & Allocation
Raise: $1M
14-16 month runway
Highlight Expenditures:
3 full-time developers
A strategic, viral marketing campaign
Legal counsel & guidance
Allocation of Capital
WeFunder
Legal & Regulatory
Marketing
Development

Investor Q&A

– COLLAPSE ALL

What does your company do?

Digifox serves as your all-in-one finance platform. Earn up to 7% on your savings, buy cryptocurrencies, and send, receive, or spend your money across the globe for much lower fees.

Where will your company be in 5 years?

We want to be the app you use for all your financial activities. Whether you're putting money away for future expenditures, or paying back a friend for dinner, we'll be the app you turn to.

Why did you choose this idea?

Our vision for Digifox comes from years of frustration with managing personal finances. The industry is riddled with middlemen, outdated payment networks, and hasn't kept up with the rest of the world. We're here to bring finance into the 21st century, with better yields, more opportunities, and friction-less payments.

Who are your competitors?

Our competitors spread quite wide. From new-age banks like WealthFront and Robinhood who offer higher rates of interest on your savings than traditional banks, to payment platforms like Venmo or Cash App. We're even going up against crypto exchange platforms like Coinbase or Kraken.

What makes you different?

Whereas most companies focus on one single service, Digifox encompasses the vast majority of your financial needs into one application. We offer much higher rates of interest for your savings than the national average in the US. And you can send money across the globe in as little as a minute to any other Digifox, with a free transaction everyday.

How far along are you?

We've got a fully functioning app live on iOS and Android.

How will you make money?

We generate fees from four major activities on the platform. We charge 1% for any lending or borrowing activities, 0.49% for trading activities, and transaction fees (variable).

Is it secure?

Security is our number one priority. We require users have two-factor authentication setup when they register an account, our partners are well audited, and the experience is seamless in order to prevent possible user-caused mistakes.